Exhibit 99.1

CannTrust Advances its Plan Towards Regulatory Compliance

Company to provide detailed remediation plan to Health Canada by October 21, 2019

VAUGHAN, ON - October 14, 2019 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or “the Company”, TSX: TRST, NYSE: CTST) announced that it continues to make significant progress on its commitment to take any and all actions required to both bring the Company into full regulatory compliance and seek the full reinstatement of its licenses.

On September 17, 2019, CannTrust announced that Health Canada had suspended the Company’s licenses to produce cannabis and sell cannabis, without affecting the Company’s ability to continue cultivating and harvesting cannabis. The Company will not challenge Health Canada’s partial suspensions and remains focused on working collaboratively and transparently with the regulator to address the Company’s non-compliance matters. In pursuit of this goal, the Company has provided Health Canada with an outline of its proposed remediation strategy. This strategy is aimed at implementing the measures identified by Health Canada as necessary to attempt to address the regulator’s concerns, namely:

•	Measures to ensure that cannabis will be produced and distributed only as authorized, including measures to control the movement of cannabis in and out of CannTrust’s site;
•	Measures to recover cannabis that was not authorized by CannTrust’s license;
•	Measures to improve key personnel’s knowledge of, and compliance with the provisions of the Act and the Regulations that apply to CannTrust; and,
•	Measures for improving the manner in which records are kept, including a plan to improve the inventory tracking, and any interim measures to ensure that information provided to Health Canada can be reconciled.

In order to implement these measures, CannTrust’s Board of Directors has determined that it is necessary to destroy approximately $12 million of biological assets and approximately $65 million worth of inventory that was not authorized by CannTrust’s licence. The exact amount of material destroyed will be validated and verified once the destruction is complete. The inventory being destroyed includes product that was returned by patients, distributors, and retailers. Given the status of its licenses, the Company is unable to process the material being destroyed or sell it to other licensed producers. The destruction process will allow the Company to free up much needed capacity to both implement remediation measures and store material that has been grown and processed in accordance with the Company’s license since April 5, 2019.

The destruction of the impacted inventory is both an essential and integral part of CannTrust executing its remediation plan, as well as addressing Health Canada’s remediation expectations. The Company will provide a detailed remediation plan to Health Canada on or before October 21, 2019. This plan will aim to address all of the measures identified by Health Canada as necessary for the reinstatement of the Company’s licenses.

“CannTrust is confident that its detailed remediation plan will not only address all of the compliance issues identified by Health Canada, but it will also build a best-in-class compliance environment for the future,” stated Robert Marcovitch, the Company’s interim Chief Executive Officer. “We have already made significant progress in these efforts. Our goal is to meet and exceed Health Canada’s regulatory standard, and to rebuild the trust and confidence of our primary regulator, investors, patients, and customers.”

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the return of the Company’s products, the Company’s performance under the Supply Agreement, the corrective actions being taken by the Company, and Health Canada’s pending determinations. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: actions taken in respect of the Company’s products by its customers and regulators; results of Health Canada’s investigation, including orders and compliance measures required by Health Canada and their impact on the operations, inventory, assets and financial condition of the Company; the Company’s implementation of remediation plans and related actions; regulatory approval; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

Media Relations: 1-888-677-1477, media@canntrust.ca

Investor Relations: 416-467-5229, investor@canntrust.ca